Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
E I L Development Limited.	British Virgin Islands
E I L Company Limited	Hong Kong
Yu Shen Electronic (Shenzhen) Limited	Mainland China
E I L Company Limited, Taiwan Branch	Taiwan